VINEBROOK HOMES TRUST, INC.
300 Crescent Court, Suite 700
Dallas, Texas 75201

October 4, 2023

BY EDGAR
Jeffrey Lewis and Isaac Esquivel
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: VineBrook Homes Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2021
Response dated December 23, 2022
From 10-K for the fiscal year ended December 31, 2022
Filed March 30, 2023
File No. 000-56274

Ladies and Gentlemen:

This letter is in response to the letter dated September 21, 2023 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission addressed to VineBrook Homes Trust, Inc. (the “Company”). For ease of reference, the text of the Staff’s comment is included below in bold-faced type, followed by the Company’s response. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Company’s Form 10-K for the fiscal year ended December 31, 2022, filed March 30, 2023 (the “10-K”).
From 10-K for the fiscal year ended December 31, 2022

Net Asset Value (“NAV”)
NAV Determination, page 21

1.We note from your disclosure included in footnote (2) to your table on page 23, which provides a breakdown of the major components of your NAV per share amounts, that you do not consider NexPoint Homes to be a consolidated investment for purposes of calculating VineBrook's NAV. Please explain to us in greater detail your basis for making this determination and how it impacts the major components of your NAV per share amounts.

Response: The Company acknowledges the Staff's comment and respectfully advises the Staff that in order to determine NAV, the Company calculates the fair value of its assets less the fair value of its liabilities. In accordance with the Company’s Valuation Methodology, the fair value of the VineBrook Portfolio and the debt associated with the VineBrook Portfolio first is assessed by Green Street. These values are then included in the Company’s calculation of NAV in “Value of Homes” and “Debt, net,” respectively, since the Company owns the VineBrook Portfolio through its operating partnership. As of December 31, 2022, the Company owned 84.2% of the outstanding OP Units of the operating partnership.

Unlike the VineBrook Portfolio, the Company is not a majority owner of the NexPoint Homes Portfolio despite the requirement to consolidate NexPoint Homes under applicable accounting guidance. As of December 31, 2022, the Company beneficially owned approximately 25.8% of the SFR OP that beneficially owns the NexPoint Homes Portfolio and therefore it would not be appropriate for the Company to include the full fair value of the NexPoint Homes Portfolio in its NAV. Instead, the Company includes the fair value of its equity investment in NexPoint Homes in its NAV calculation in “Other assets.” To calculate the fair value of the NexPoint Homes equity investment, the Company uses the NexPoint Homes net asset value per share determined by the NexPoint Homes Board of Directors and multiplies that by the NexPoint Homes Shares owned by the Company. The Board of Directors of NexPoint Homes has a valuation methodology to determine its net asset value similar to that of the Company with NexPoint Homes’ preliminary net asset value being recommended by Green Street. NexPoint Homes uses NexPoint Homes’ fully diluted common stock, assuming all restricted stock unit grants are fully vested and SFR OP Units are converted to common stock of NexPoint Homes, as the denominator to calculate NexPoint Homes’ net asset value per share. The Company also includes in “Other assets” the fair value of the Company’s loan to NexPoint Homes, which approximates to the cost of the loan.

As of June 30, September 30 and December 31, 2022, the fair value attributable to the NexPoint Homes investment in “Other assets” was $116.9 million, $121.0 million and $101.0 million, respectively.

Since the Company is not the majority owner of the NexPoint Homes Portfolio and includes the fair values of the NexPoint Homes equity investment and the Company’s loan to NexPoint Homes in the “Other assets” component of NAV, NexPoint Homes does not impact the other components of the Company’s NAV.

Finally, the Company respectfully advises the Staff that the Company provides NAV and the breakdown of the major components of the Company’s NAV per share amounts for informational purposes as there is no ongoing offering of common stock. The Company does use NAV to determine the purchase price at which common stock may be repurchased under the Company’s Share Repurchase Plan and for which shares of common stock are issued under the DRIP.

Non-GAAP Measurements
Net Operating Income, page 79

2.We note that Net operating income ("NOI") includes an adjustment to remove Property general and administrative expenses. Please tell us in greater detail the nature of expenses included in this adjustment and why you believe it is appropriate to remove these expenses from your NOI measure.

Response: The Company acknowledges the Staff's comment and respectfully advises the Staff that property general and administrative expenses include corporate payroll and personnel costs, corporate taxes, legal fees, professional fees, technology support costs, accounting function costs and other expenses associated with our corporate and administrative functions. The Company believes it is appropriate to exclude these items from NOI because management uses NOI to evaluate and compare the performance of the Company’s properties and property general and administrative expenses are not reflective of the continuing operations of the Company’s properties.

The Company acknowledges that certain peers, including Invitation Homes Inc. and American Homes 4 Rent, include these expenses and expenses the Company categorizes as “corporate general and administrative expenses” under a single financial line item titled “general and administrative expenses.” The Company undertakes in future filings to present property general and administrative expenses and corporate general and administrative expenses as a single financial statement line item titled “general and administrative expenses” to avoid confusion by investors and to make the Company’s presentation consistent with its peers.

FFO, Core FFO and AFFO, page 87

3.We note that FFO, Core FFO and AFFO attributable to common stockholders and NCI in the OP is only presented for the VineBrook reportable segment for the year ended December 31, 2022. Please explain to us why these measures are only presented for the Vinebrook reportable segment and not reconciled from consolidated net loss attributable to common stockholders consistent with prior years.

Response: The Company acknowledges the Staff's comment and respectively advises the Staff that as of December 31, 2022, the Company beneficially owned approximately 25.8% of the SFR OP that beneficially owns the NexPoint Homes Portfolio and that the Company’s investment in NexPoint Homes did not materially impact the Company’s results of operations for the year ended December 31, 2022. Since the Company is not the majority owner of the NexPoint Homes Portfolio and NexPoint Homes did not contribute a material amount to the Company’s operations, the Company does not consider FFO, Core FFO or AFFO of the NexPoint Homes reportable segment for the year ended December 31, 2022 to be material to investors. The presentation of only VineBrook FFO, VineBrook Core FFO and VineBrook AFFO is also consistent with the manner in which the Company’s Board of Directors and management evaluates the Company’s financial and operating results and enables the Company’s investors to similarly evaluate the Company’s financial and operating results. In addition, the investment in NexPoint Homes occurred in June 2022 and the presentation of VineBrook FFO, VineBrook Core FFO and VineBrook AFFO allows investors to more easily compare these metrics to prior year FFO, Core FFO and AFFO, which did not include NexPoint Homes because the investment occurred in 2022, to evaluate the Company’s financial and operating results over time.

If you have any questions, please feel free to contact me at 214-276-6300 or our counsel, Justin Reinus of Winston & Strawn LLP, at 214-453-6566.
Very truly yours,
/s/ Brian Mitts

Brian Mitts
President, Chief Financial Officer, Assistant Secretary and Treasurer

cc:	Justin S. Reinus, Partner, Winston & Strawn LLP
Charles T. Haag, Partner, Winston & Strawn LLP